SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on June 4, 2025, drawn up in summary form

1.	Date, Time and Venue. On June 4, 2025, at 11:00 a.m., with the participation of the members, that ratified their votes by writing, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa and Luciana Pires Dias (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1.	Resignation of member of the Board of Directors. The members of the Board acknowledged the resignation presented by Mrs. Claudia Quintella Woods to the position of independent member of the Board and of member of the Company’s People Committee, effective as of June 1st, 2025.

4.2.	Election of member of the Board of Directors. In view of the resignation presented by Mrs. Claudia Quintella Woods, and in accordance with the recommendation of the People Committee in the meeting held on May 28th, 2025, approve the election of Mrs. Fernanda Gemael Hoefel, Brazilian, oceanographer, with business address in the city and state of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the identity card RG no. 46183860 SSP-SP and enrolled with the CPF under no. 857.022.429-04, effective as of July 1st, 2025, for the position of independent member of the Board, pursuant to article 20 of the Company’s Bylaws, with term of office until the Annual Shareholders’ Meeting to be held in 2026.

4.3.	Election of member of the People Committee. In view of the resignation presented by Mrs. Claudia Quintella Woods, and in accordance with the recommendation of the People Committee in the meeting held on May 28th, 2025, approve the election of Mrs. Luciana Pires Dias, current independent member of the Board, as member of the People Committee, pursuant to article 16, §2 of the Company’s Bylaws, effective as of the date hereof, with term of office until the Annual Shareholders’ Meeting to be held in 2026.

4.4.	Election of member of the Finance and Operations Committee. In accordance with the recommendation of the People Committee in the meeting held on May 28th, 2025, approve the election Mrs. Letícia Rudge Barbosa Kina, current Legal & Compliance Vice-President Officer, as member of the Finance & Operations Committee, pursuant to article 16, §2 of the Company’s Bylaws, effective as of September 1st, 2025, with term of office until the Annual Shareholders’ Meeting to be held in 2026.

4.5.	Election of member of the Board of Executive Officers. In accordance with the recommendation of the People Committee in the meeting held on May 28th, 2025, to approve the election of Mr. Guilherme Malik Parente, current Legal Director for Corporate & Platforms at the Company, Brazilian citizen, lawyer, bearer of the identity card RG No. 13.105.959-4 (Detran-RJ) and enrolled with the Individual Taxpayers’ Registry under No. 098.971.807-70, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Legal & Compliance Vice-President Officer of the Company, effective as of September 1st, 2025, and with a term of office until December 31st, 2027, replacing Mrs. Letícia Rudge Barbosa Kina.

4.5.1. Mr. Guilherme Malik Parente will take office as Legal & Compliance Vice-President Officer of the Company on September 1st, 2025, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.5.2. The new composition of the Board of Executive Officers shall be consolidated at a meeting of the Board of Directors to be held by August 31st, 2025, at which time the election of the new Legal & Compliance Vice-President Officer, Mr. Guilherme Malik Parente, and the dismissal of the current Legal & Compliance Vice-President Officer, Mrs. Letícia Rudge Barbosa Kina, will be carried out and duly registered, and the Company’s registration with JUCESP and other public administration bodies will be updated accordingly.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, June 4, 2025.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Nelson José Jamel /s/ Lia Machado de Matos /s/ Luciana Pires Dias	/s/ Fernando Mommensohn Tennenbaum /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer